
June 27, 2013

Via E-mail
Dieter R. Sauer, Jr.
President and Chief Executive Officer
Sauer Energy, Inc.
4670 Calle Carga, Unit A
Camarillo, California 93012-8536

> **Re: Sauer Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2013**
> **File No. 333-189275**

Dear Mr. Sauer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note that you are registering shares issuable pursuant to an equity line. We refer you to *Compliance and Disclosure Interpretations: Securities Act Sections ("CDI-Securities Act")*, Questions 139.12 – 139.24, which may be viewed at *http://sec.gov/divisions/corpfin/guidance/sasinterp.htm*, for a discussion of the staff's consideration of issues that arise in the registration of resales resulting from equity line financing transactions.

2.   We refer you to the two agreements with Beaufort, which you list as exhibits 10.4 and
10.5. A review of your prospectus disclosure and of both agreements suggests that under
the equity purchase agreement listed as exhibit 10.4, Beaufort is not irrevocably bound to
purchase your securities and, accordingly, the transaction with Beaufort does not appear
to be "complete." As examples only, please consider the following provisions or
disclosures:

- Your registration statement at page 37 states that the "term 'selling security
holder' includes the stockholder listed below and its transferees, assignees,
pledges, donees or other successors." Also, the registration rights agreement
listed as exhibit 10.5 refers to "transferees" in Section 8. Your registration
statement may not cover sales by transferees of Beaufort, but instead must be
limited to sales by the listed stockholder only. CDI-Securities Act Question
139.16 clearly states that an investor is not irrevocably bound if it is permitted to
transfer its obligations, and CDI-Securities Act Question 139.15 makes clear that
the transaction will not be complete unless the investor is irrevocably bound.

- Section 7.2 of the equity purchase agreement sets forth conditions precedent to
the obligation of the investor to purchase put shares, including 7.2(c), which
requires the company to have performed, satisfied and complied "with all
covenants, agreements and conditions" of both the equity purchase agreement and
registration rights agreement. Among those covenants, we refer you to Section
6.2 of the equity purchase agreement, in which the company covenants to take
certain action that is "desirable in the reasonable opinion of" Beaufort in respect
of the listing of your common stock, which gives Beaufort control over
determining whether the company has satisfied the covenant. See also Section
2(c) of the registration rights agreement, which gives discretion to the investor's
counsel to object "reasonably" to related company filings. Refer to CDI-
Securities Act Question 139.15.

- Consider also Section 6.3 of the equity purchase agreement, which requires prior
written consent from Beaufort.

In light of provisions and disclosures such as those noted above, the transaction with
Beaufort does not appear to be "complete" and registration of the "resale" of the
securities therefore is not appropriate at this time. Accordingly, please withdraw the
registration statement.

After you complete the private placement, you may file a new registration statement on
the form that you are then eligible to use to register a primary offering to register the
"resale" offering as an "indirect primary offering." In the alternative, you may register

the resale of the equity line securities that are the subject of the withdrawn registration statement after each put.

3.   In the course of our limited review, we also noted the following items. Please address each of these comments in your letter of response, and give effect to these comments in the applicable filings you make going forward.

- File complete versions of all agreements. For example, we note that Schedule 4.3 to the equity purchase agreement has not been filed. In addition, please ensure that each filed agreement is the execution version and contains conformed signatures of the parties executing such agreement.

- Please revise your disclosure throughout to provide disclosure as of the most recent date or for the most recent period, in each case as required. Also provide consistent and accurate disclosure. As examples only, we note the following:

  o   Your disclosure at page 25 under "Small Wind Turbine Industry" provides information for 2011 and the consent from your auditor references a report dated November 12, 2011.

  o   Disclosure in your Annual Report on Form 10-K for the Fiscal Year Ended August 31, 2012, as filed on November 29, 2012, references the incorrect fiscal year on the cover page and appears not to consistently reference the correct fiscal year throughout the disclosure or provides disclosure for the prior fiscal year.

Selling Security Holder, page 30

4.   Please revise to identify in the registration statement the person or persons who have voting or investment control over your securities that Beaufort owns. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02, which may be viewed at *http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dieter R. Sauer, Jr.
Sauer Energy, Inc.
June 27, 2013
Page 4

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
      Frank J. Hariton